

Mail Stop 4561

February 15, 2017

Sang G. Lee
Chief Executive Officer
TMPOS, Inc.
3235 Satellite Blvd. Suite 290
Duluth, GA 30096

> **Re:** **TMPOS, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 1, 2017**
> **File No. 024-10658**

Dear Mr. Lee:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Index to Exhibits, page 26

1.   Although you indicate that a legal opinion was filed as an exhibit to the filing, we are unable to locate the opinion. Please file the omitted exhibit or advise.

Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Michael T. Williams, Esq.
Williams Securities Law Firm